SO
12/15/03

03041018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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KG 12/15

RECD S.E.C.
DEC 16 2003
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-01587~~

8-1436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUGHERTY, COLE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25195 S.W. PARKWAY AVE., SUITE 100
(No. and Street)

WILSONVILLE	OREGON	97070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM G. BARHAM (503) 582-9977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGINNIS & CAREY LLP
(Name – *if individual, state last, first, middle name*)

220 NW 2ND AVE., SUITE 1000	WILSONVILLE	OREGON	97070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM G. BARHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAUGHERTY, COLE INC., as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William G. Barham

Signature

PRESIDENT

Title

Paula L. Graham

Notary Public

OFFICIAL SEAL
PAULA L. GRAHAM
NOTARY PUBLIC-OREGON
COMMISSION NO. 348338
MY COMMISSION EXPIRES AUGUST 12, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAUGHERTY, COLE INC.

\- - -

STATEMENT OF FINANCIAL CONDITION

\- - -

SEPTEMBER 30, 2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-01-01587	14
		FIRM I.D. NO.	
DAUGHERTY, COLE INC.	13	93-0152194	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
25195 SW PARKWAY AVENUE, SUITE 100 (No. and Street)	20	10/01/02	24
WILSONVILLE (City) [21] OREGON (State) [22] 97070 (Zip Code)	23	AND ENDING (MM/DD/YY) 9/30/03	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
WILLIAM G. BARHAM	30	(503) 582-9977	31
NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
N/A	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 26th day of Nov. 2003

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) William G. Barham
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1695 (07-02) 1 of 28

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MAGINNIS & CAREY LLP [70]

ADDRESS

Number and Street	City	State	Zip Code
220 NW 2ND AVENUE, SUITE 1000 [71]	PORTLAND [72]	OREGON [73]	97209 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

MAGINNIS & CAREY LLP
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1945

To the Board of Directors
Daugherty, Cole Inc.
Wilsonville, Oregon

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Daugherty, Cole Inc. as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daugherty, Cole Inc. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Maginnis & Carey LLP

MAGINNIS & CAREY LLP
Certified Public Accountants

Portland, Oregon
October 31, 2003

A MEMBER OF
POLARIS INTERNATIONAL

ONE PACIFIC SQUARE
SUITE 1000
220 NW 2ND AVENUE
PORTLAND, OREGON
97209-3971

TEL 503.227.0519
EMAIL INFO@MAGINNIS-CAREY.COM
FAX 503.295.1019
WEB WWW.MAGINNIS-CAREY.COM

DAUGHERTY, COLE INC.
Wilsonville, Oregon

STATEMENT OF FINANCIAL CONDITION — SEPTEMBER 30, 2003

ASSETS

Cash and equivalents	58,999
Receivables from brokers or dealers and clearing organizations:	
Deposits with clearing organizations and others	25,000
Due from affiliated companies	
Intercompany accounts	126,994
Furniture and office equipment	
Cost, less accumulated depreciation of $31,182	11,689
Prepaid expenses	2,651
Other investments, at cost which approximates market	3,300
Total other assets	169,634
Total assets	$228,633

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable	3,383
Deferred income taxes	3,600
Accrued expenses	244
Total liabilities	7,227
Shareholder's equity:	
Capital stock - Authorized, 2,000 shares of $10 par value common stock; issued and outstanding, 1,000 shares	10,000
Additional paid-in capital	3,000
Retained earnings	208,406
Total shareholder's equity	221,406
Total liabilities and shareholder's equity	$228,633

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. Daugherty, Cole Inc. was formed in Oregon in 1938, and is a registered securities brokerage corporation with offices in Wilsonville, Oregon. It is a wholly-owned subsidiary of Alder Street Management Company.

The Company's clients are principally located in the states of Oregon and Washington. The principal source of revenue is commissions generated from securities trading on the New York Stock Exchange and from NASDAQ - traded securities.

REVENUES. Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. In the opinion of management, there is no material difference between the use of the settlement date and the trade date in accounting for revenues.

INCOME TAXES. The Company is included in consolidated Federal and State income tax returns filed by its parent company, Alder Street Management Company. The provision for current income taxes represents the Company's proportional share of the actual Federal and State income tax expense as reported on the consolidated income tax returns, allocated based on the taxable income of the operating subsidiaries. Deferred income taxes relate to accelerated depreciation claimed for income tax reporting purposes.

PROPERTY AND EQUIPMENT. Property and equipment are depreciated using a combination of straight-line and accelerated methods over the estimated useful lives of the related assets.

PROFIT SHARING PLAN. Alder Street Management Company adopted a qualified Profit Sharing Plan for the benefit of substantially all eligible employees of the parent company and its subsidiaries. The annual contribution or match is determined by the Board of Directors, and is discretionary. There were no employer contributions to the Plan for the fiscal year ended September 30, 2003.

CASH AND EQUIVALENTS. The Company considers demand deposits, money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ESTIMATES. The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

OTHER INVESTMENTS. The Company holds warrants for common stock in an entity that is not yet publicly traded. These investments are carried at their cost basis of $3,300 on the accompanying statement of financial condition. In the opinion of management, the fair value of these investments is not materially less than their carrying value.

2. RELATED PARTY TRANSACTIONS

(a) The Company shares office facilities on a month-to-month basis from Bane Barham & Holloway Assets Management Inc., a fellow subsidiary owned by Alder Street Management Company. In addition, Daugherty, Cole Inc. receives the majority of its commissions from that Company's clients. At September 30, 2003, amounts totaling $126,994 were receivable for payroll and other unreimbursed administrative costs. Included in this balance is a note receivable in the amount of $125,000, which is scheduled to mature October 2004 with interest at 3.75% per annum. The receivable balance is treated by the Securities and Exchange Commission as a deduction/disallowed asset in the determination of "net capital" of the Company.

(b) The parent company (Alder Street Management Company) has a Buy-Sell Agreement with its shareholders to purchase their shares in the event of their death or termination of employment. The Buy-Sell Agreement also includes a covenant not to compete for a period of five years. The aggregate cost under this agreement is based primarily on the revenues of the consolidated group of companies, subject to subsequent adjustment and reduction for various amounts including lost revenues. If the parent company is unable to purchase shares under this Agreement, the remaining individual shareholders have the option to acquire such shares.

As the parent company has no material assets other than its investment in subsidiaries, it is dependent on income from its subsidiaries and/or additional capital contributions by its individual shareholders to service any obligation under the Buy-Sell Agreement.

(c) During the fiscal year ended September 30, 2000, a shareholder of the parent company ceased employment with the Company. The parent company's liability to the former shareholder under the terms of the Buy-Sell Agreement and related contracts requires payments over seven years with the final payment due February 1, 2007.

(d) During the fiscal year ended September 30, 2003, the Company declared dividends of $89,222.

3. NET CAPITAL

Pursuant to Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At September 30, 2003, the Company had net capital of approximately $76,000 and net capital requirements of $50,000. The Company's net capital ratio at September 30, 2003 was 1.45 to 1.

4. ANNUAL FINANCIAL STATEMENTS

The Company files annual audited financial statements, which include all required schedules, with the Securities and Exchange Commission pursuant to the Commission's Rule 17a-5. Such financial statements are available for examination and copying at Daugherty, Cole Inc.'s office in Wilsonville, Oregon, and for examination at the Regional office of the Securities and Exchange Commission in Los Angeles, California.

5. BROKERAGE SERVICES

The Company contracts with another brokerage firm to provide clearing services and maintain the customer accounts of Daugherty, Cole Inc. The clearing/carrying broker receives a fee on trades it processes.